Correspondence

March 1, 2010

Via Facsimile

U.S. Securities and Exchange Commission
Attn:  Yolanda Crittendon, Staff Accountant
Mail Stop 2010
100 F Street, NE
Washington, DC  20549-3472

Re:	Across America Real Estate Exchange, Inc. Form 8-K, Item 4.01 Filed on February 25, 2010 File No. 000-52533

Dear Ms. Crittendon:

Across America Real Estate Exchange, Inc. (the “Company”) is in receipt of your letter dated February 25, 2010 with comments to the disclosure contained within the Company’s Form 8-K, Item 4.01.  The Company’s responses to the comments raised in the February 25, 2010 letter are set forth below.

Form 8-K, Item 4.01

Comment 1.
Please revise your disclosure to state whether during the registrant's two most recent fiscal years and any subsequent interim period through the date of resignation, declination or dismissal there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports.  In the event of disagreement(s) and/or reportable event(s), provide the specific disclosures required by Item 304(a)(1)(iv) and (v) of Regulation S-K.

Response:     Complied – we have filed an amended Form 8-K that includes your requested changes.

Comment 2.
To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

U.S. Securities and Exchange Commission
March 1, 2010

Response:     Complied – an updated Exhibit 16.1 letter has been included with our amended Form 8-K.

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In conjunction with the Company’s response to your letter dated February 25, 2010, the Company acknowledges that:

s	the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

s	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

s	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope we have adequately addressed your comments.  Please contact the undersigned at 303-796-2626 if you need more information or have additional comments.

Respectfully submitted

Burns Figa & Will, P.C.
/s/ Theresa M. Mehringer
Theresa M. Mehringer